Filed Pursuant To Rule 433

Registration No. 333-275079

April 11, 2024

DIGITAL ASSET SYMPOSIUM: What Is Next for the Largest Crypto Asset Manager. Michael Sonnenshein

HEAD OF US RESEARCH, CANACCORD GENUITY, MICHAEL GRAHAM: Industry leaders in the same virtual room, uh, working towards building this, this sector, so fantastic to see. Um, I'm really excited for this session with Grayscale. Uh, I'm joined here by the CEO of Grayscale and my good friend, Michael Sonnenshein, uh, you know, as the, as the head of the largest crypto asset manager out there. He's responsible for getting a lot of people into crypto, but, um, he's also personally responsible for getting me into crypto in 2015. Uh, so I appreciate that. Michael, uh, thank you so much for being here. Um, fantastic, uh, job with your legal, um, battle with the regulators and getting ETF approval.

CEO, GRAYSCALE INVESTMENTS, MICHAEL SONNENSHEIN: Thank you,

GRAHAM: Thank you, uh, from, from me and the rest of the industry for that. Um, set the stage for us here at a high level. Uh, what does the ETF era mean for Grayscale's business? And, you know, just maybe talk about your key priorities for the next couple years.

SONNENSHEIN: Yeah, for sure. Well, first of all, Michael, thank you so much for having me today. It's always great to sit down with you. Um, and, uh, always happy to participate. Canaccord Genuity has been such a wonderful partner, uh, to myself and the entire Grayscale team over the last many, many years we've been fighting these fights. Um, so, so a big thank you on behalf of the entire team. Um, I have to say, you know, thinking all the way back to knowing each other as early as 2015, I think then, uh, you were probably one of the first analysts on the street that was even interested in having a conversation with us about Bitcoin, right? You were writing about things like Amazon and uh, and Google, and there was certainly no concept of things like Meta, um, like there very much is today and, um, it's unbelievable that it took as long as it did to get spot Bitcoin ETFs into market. But, you know, for, for us, and I think for the investment community as a whole, this really means the mainstreaming of crypto, the mainstreaming of digital assets. I think for so long, um, there were certainly some early pioneers, some early investors that were, uh, intrigued by and wanted to invest in crypto, wanted to invest in Bitcoin. Uh, but I think for us and our positioning as a business, it really has always been about what is it that we can do to democratize access to this asset class? What is it that we can do to bring this asset class further into the regulatory perimeter here in the United States, the center of, you know, capital markets and, and the investment community that we have here. And now that we have spot Bitcoin ETFs, I think for us, it really signifies not only, you know, the staying power of this asset class, um, and thinking back on, on kind of 10 years of work, um, it's actually just the beginning of where we think this asset class is going, right? I think many people along the last 10 years, and, you know, you've seen this as well, have been naysayers have called crypto a passing fad, something that would flame out over time. Uh, but you know, it can't kind of be put back in the bottle. Crypto's, crypto's here to stay. And, uh, I think we're seeing that with investor demand. I think we're seeing that, you know, with our congressional leaders looking to advance regulation around crypto. And, um, you know, as we, you know, move further into 2024, I do think we're very optimistic about the prospects for the future of the asset class.

GRAHAM: Okay. That's fantastic. Thank you for that. Um, and, and I want to get into, um, a couple of questions about, you know, the recent ETF developments and sort of what it means for your strategy. And maybe just the first thing is, you know, one of the things that's great for the sector, um, uh, is that we have had some of the biggest asset managers in the world establish ETF products, um, and have seen a lot of inflows. And it's great because it raises awareness and things like advisor channels and, you know, just getting more assets coming into the space. Of course, there're also competitors as well for you. So, um, you know, how do you think about where GBTC fits in the, in the landscape there? You know, how are you thinking about, um, you know, that, that market?

SONNENSHEIN: Yeah, yeah. Happy to get into that. I mean, it's, it's wild. I think back to some of our early conversations, Michael, if I would've told you that BlackRock would run a Bitcoin, ETF or Fidelity would have an entire, um, you know, business line stood up dedicated to digital assets in 2015, you'd be like, Hmm, maybe in 20 or 30 years. But, you know, certainly, certainly not now. So, you know, I think from, from my vantage point and the team's vantage point, what we've seen is some of the world's largest asset managers getting involved in the space, not only publicly announcing their plans, but then also publicly advancing their plans with products and services. And I think that just underscores, again, the staying power of the asset class and investor demand for it. Um, you know, that being said, when I think back to what we've been able to accomplish at Grayscale and with our investors, you know, going into spot Bitcoin ETFs, we essentially had a hundred percent market share. Um, and we knew coming into this that with other issuers coming into the market, that it would be a net positive for the ecosystem, right? If crypto is something that for many folks, they've, you know, thought it's on the fringe, it's not really part of their core investment thesis, they're not sure if they should allocate to it. Uh, certainly the Grayscale team, although small, it's very mighty. We cannot be the only people, uh, running around talking to people about Bitcoin, educating people about Bitcoin, uh, and getting them involved in this asset class. So we really do believe a rising tide, uh, does lift all boats when it comes to the adoption, the maturation, the accessibility of the asset class. Um, and as you know, Michael, you know, a week in crypto is kind of like two or three months in the real world. And so I think we need to zoom out. Um, we need to remind ourselves that, you know, it's now April, uh, 2024. We've only had spot Bitcoin ETFs here in the US, um, you know, dating back just about three, three and a half months. So it feels like it's been forever. Uh, and maybe that's 'cause it was such a long slug to get there. Um, but it has really only been a short amount of time. And so what we see is GBTC emerging, um, since its conversion really as a capital markets and risk transference tool, uh, for folks that want to get exposure to Bitcoin. Uh, GBTC has a very large, um, outstanding share supply, a lot of daily liquidity, very tight spread. So we have seen, um, a lot of engagement, uh, from those types of investors. Uh, and we've also seen alongside it, some of the new entrants also come up in the world, um, from BlackRock, Fidelity and others, um, which I think is great. Um, that's leading to really the development of an entirely new use case for Bitcoin, which is to put Bitcoin inside financial products, um, that inherently reduces the supply of Bitcoin, um, which we know is a verifiably scarce asset. Um, and so for us, as we kind of look ahead, um, you know, with a lot of other asset classes, whether it's, you know, commodities or even specific thematic exposures, uh, those markets have tended to, um, be very excitable, uh, when those products first debut and investors for the first time have access. And so we're still kind of very much in that phase for Bitcoin. Over time, we see those product categories start to mature. We start to see some consolidation as to which products and tools that investors use and allocate towards more heavily. Um, that means fees also come down over time. We'll reduce fees on, on GBTC, um, and that also means that, you know, we're kind of at the end of that first inning of that first wave of adoption, right? As we look ahead, you're gonna start to see products make their way into wealth management platforms, uh, into model portfolios, right? Those things really haven't started happening yet. So by and large, I think what we've seen over these first three and a half months is really self-directed, um, investors, some institutions allocating, but we're not quite yet at that next phase of adoption and growth here in the US.

GRAHAM: That makes perfect sense. And, you know, one of the themes for this whole, um, event that we're hosting today, it's the Digital Asset Symposium. The halving edition with, you know, a Bitcoin halving event coming up in, in a week, is that we have seen a great rally in, in crypto and Bitcoin over the last few months. Um, and I think most people are sort of thinking about it as an ETF rally, which really, um, I mean, your own Dave Lavalle at the previous session made a fantastic point that here to four, uh, advisors didn't really have to have an answer for their clients about, uh, how to think about crypto. Now with the ETF wrapper available. Uh, and it's so easy for those clients to get access to crypto. Uh, you know, if any, any advisor, you know, worth his or her weight really needs to understand and have an opinion. And it could be that crypto's not right for that investor, but it could be that it is. And they really have to kind of do their homework now and understand it.

SONNENSHEIN: Yeah, I think that's exactly right. Um, you know, for a lot of folks, they, they didn't understand it. They didn't necessarily wanna engage with it. It felt unfamiliar, maybe it felt scary, maybe they didn't have enough of a track record for them to think about it in their client portfolios. But what you are seeing now is how Bitcoin is performing. Um, and it's per, you know, return is, is, you know, very uncorrelated, uh, to other return streams. And so as an advisor, when you're thinking about, you know, portfolio construction and, and how to, you know, put together portfolios for your clients that can weather all different types of cycles, this is just kind of something that advisors can't ignore anymore. Um, and so if benchmarks are things like the S&P 500 or the NASDAQ, things like that, when you're starting to see advisors allocate 50 bips, a hundred bips, 200 bips to Bitcoin, um, now all of a sudden a lot of folks I think feel that they can't afford to not have some of that exposure, um, to Bitcoin inside those portfolios because it means in a lot of instances that their portfolio, excuse me, um, may lag, um, some of those benchmarks or kind of what, you know, folks may think of as kind of the new, uh, benchmark when they're looking at performance year to year. Um, now that all being said, it does underscore the need for education, right? This is moving very, very, very quickly. Uh, so that's really been core to the Grayscale DNA over the last decade that we've been operational. So one of the resources we recently developed, um, we actually call it the Grayscale Bitcoin book. Um, so yes, we actually authored a book, published a book, it's a hardcover book. Um, and we've had hundreds, if not thousands of financial advisors, um, around the country writing into the Grayscale website asking us to send them a copy of the Grayscale Bitcoin book. So it is solely for financial professionals. Apologies if you are not one, but if you are a financial professional and you'd like to get a little bit smarter on Bitcoin, come to the Grayscale website, go to our financial advisors page and request a copy of the book or just email info@grayscale.com, and we'll, we'll ship one out to you. But, um, it really does underscore that we all have a role to play in helping people to understand Bitcoin better so that they are making informed investing decisions. And certainly Michael, with the halving coming up, it's a great opportunity to really remind folks of some of those underlying attributes, fundamental features of Bitcoin, that, that make it investible.

GRAHAM: Fantastic. Um, that, that, that makes total sense. And I know some of the, in addition to all the institutional investors we have on the session today, we have a lot of CG wealth managers, and I'm sure they're all flocking to your website right now.

SONNENSHEIN: Yeah, yeah, yeah. We'll, we'll ship you guys out a book. Come on, come on down.

GRAHAM: Um, so in, in March, um, you, you know, you talked about fee levels and you talked about potentially fee levels, you know, coming down for GBTC, and in March you submitted a registration statement for, um, a new ETF called the Grayscale Bitcoin Mini Trust, which utilizes something I confess to not understanding GBTC spinoff mechanics to result in materially lower fees. So can you just talk about that initiative?

SONNENSHEIN: Yeah, sure. So this is something that, uh, the Grayscale team has been thinking about, uh, for a while now. And unfortunately because we do have a live registration statement, I'm limited in what I can say, um, other than, you know, kind of what's contained in the existing registration statements that are out there, uh, but essentially what we filed for is another, uh, spot Bitcoin ETF, um, you got the name spot on, uh, no pun intended. Uh, the Grayscale Bitcoin Mini Trust. Um, the ticker symbol that we've, um, put on this product, uh, intend to put on this product is ticker BTC. Um, and the idea is that the product would be initially seeded and funded with a spin out or a distribution of some of the, GB, of the Bitcoin that underlies GBTC. Um, and so what that means is that existing GBTC shareholders, as of a to be determined record date, would continue to own their GBTC, but would also be credited with shares of BTC in their account, uh, continuing to own shares of both GBTC and BTC. Um, and we would do so without the investors incurring, uh, a taxable event. And so the idea is to bring to, to, to market, um, a, a lower cost product that trades at a lower trading handle. Um, and we've seen this, you know, kind of across the ETF ecosystem, um, some of those kind of flagship products, whether, um, it's something like GLD and GLD has a mini, or QQQ and QQQ has a mini, um, it's really Grayscale's commitment to servicing a broader community of investors, um, meeting investors where they are in their investment journey, um, and, uh, pending regulatory approvals, um, we're very excited to, you know, continue to expand our product suite.

GRAHAM: Fantastic. And I do want to talk about some of your other products and initiatives in a moment, but first I want to get your thoughts on, um, the potential for an Ethereum ETF approval process and, um, how you're thinking about that. And if we do get an ETHE approval, do you think it opens the floodgates for like all the other, you know, digital assets or, or what are your thoughts there?

SONNENSHEIN: Yeah, so, um, one thing that's very different about the prospects of a spot Ethereum ETF, uh, coming to market is that differs from what we, the position we were in and the industry was in when we were, um, hoping for spot Bitcoin ETFs to come to market is in the latter, um, what we had in front of us were, you know, years and years of multiple, you know, very similar if not identical, uh, denials by the SEC, whereby we as issuers and the investing investment community as a whole really had a good understanding of what the SEC's issues were around not approving spot Bitcoin ETFs, they were continuing to cite things like the underlying Bitcoin market, you know, was it surveilled enough? Was it susceptible to fraud and manipulation, things of that nature. Um, and so as an industry and as issuers, we could work on those issues and proactively engage with the SEC to give them the requisite comfort they needed. In the case of spot Ethereum ETFs, um, we have a little bit of a different situation where we've not seen yet the SEC take definitive action on a spot Ethereum product, right? We've never seen them approve one, we've never seen them deny one. Um, so I believe the first of the applicants, uh, come up to the end of their 240 day time clock sometime in late May. So we're just about, you know, couple weeks away from that. But similar to Bitcoin, um, on the other hand is that with the case of spot Bitcoin ETFs, one very important feature that we had was that there were already Bitcoin futures ETFs in the market. Um, and what underscored a lot of the arguments in our lawsuit was the fact that the SEC had approved, you know, derivatives, you know, Bitcoin futures, ETFs coming to market, but not spot Bitcoin ETFs coming to market. And it was proven that those are two markets that are inextricably linked and, you know, are almost perfectly correlated with one another. And they were treating those two, you know, disparately. So we have a similar situation here with Ethereum in that, uh, there are already Ethereum futures, there are already, uh, Ethereum futures ETFs, um, and from the data that I've actually seen out in the world, it's almost as if the Ethereum data suggests an even stronger correlation between Ethereum futures and the spot Ethereum market. So I do think that we and other issuers have that working in our favor as the SEC does evaluate, uh, the prospect of spot Ethereum products coming to market.

GRAHAM: Fantastic. Uh, walkthrough of that, and, you know, um, so we'll look to, um, you know, in the next month or so, we'll look to, uh, maybe learn some more about how the regulators are thinking about that. Um, okay, great. Moving on to, um, some initiatives that we've seen, you know, part of like the next era of growth for Grayscale is, is new products. Um, uh, there are two that I wanted to ask you about. Uh, one that, that has been out there for, I don't know, maybe almost a year, is the smart contract platform Ex-ETHE fund, and the other is the Grayscale Dynamic Income Fund. Can you maybe just touch on those and how, how things are going with those products?

SONNENSHEIN: Yeah, so I think for us, um, you know, we, we believe that many investors start their crypto investing journey, usually with Bitcoin or usually with Bitcoin and Ethereum. Um, some investors often maybe start with the Grayscale digital large cap fund, where they can make a singular investment and kind of get broad based exposure to large cap crypto assets. Um, but what we tend to find and what we hear from our investors is that they increasingly wanna diversify their exposure, understand, and access new parts of the crypto ecosystem. Um, and so the Grayscale team has been increasingly challenging itself with, well, how do we take investors on that journey? Um, and what we've actually found is that the ecosystem is very often can be viewed from a sector perspective, uh, similar to the way that we, uh, in the equities world look at sectors, energy, healthcare, tech, uh, sector, I know you know very well. Um, and so if you apply that same framework, um, we actually created the Grayscale crypto sectors, right? And, um, did really developed for investors five actionable, monitorable sectors, um, within the ecosystem that really helps them understand the different digital assets that exist, why they don't necessarily compete with one another, what their real world use cases may be, how those assets are performing, what developer activity looks like, and ultimately to be able to have conversations around it. And so one of the products that ties very nicely to the crypto sectors framework, um, is our smart contract platform fund. And so the smart contract space is an area that we're seeing investors, um, not only have increasing interest in because of the premise of smart contracts, but also because we're seeing real world use cases where developers are actually, um, putting in place applications that are using smart contract technology, and we're seeing the ecosystems around them grow. Um, so that is a product that's relatively new within the Grayscale lineup, but nonetheless one that, um, we're very excited about and that we're seeing investor interest for. Um, at the same time, um, an area that has been really fun for us on the team is Grayscale Labs. So Grayscale Labs is kind of our innovation center within the company where we, we have the wherewithal to experiment with, um, you know, our own balance sheet and look at new types of exposures, new types of offerings, new types of features that maybe we as a company are more uniquely positioned, um, to do than maybe some other asset managers. And so one of the first products, uh, to emerge from Grayscale Labs is, uh, the Grayscale Dynamic Income Fund, GDIF. And so that's our first actively managed fund. Um, and it holds, uh, and manages a basket of proof of stake assets, um, and it stakes those assets actively. So for a lot of investors who are looking at the fact that proof of stake is a consensus mechanism that's not going away very much part of the crypto ecosystem, maybe can't themselves navigate the complexities of staking assets directly, don't have enough of the asset, don't wanna deal with the technicalities of it, monitoring it, et cetera, they can invest in, in this fund. It gives them exposure to a broad base, you know, set of proof of stake assets, we handle the staking for them, and then on a quarterly basis, you know, we pay out the staking rewards, uh, to investors. So it's a, it's a different kind of offering. And, and from our perspective, one of the first of its kind in the crypto ecosystem. So we're excited about, you know, new offerings like this that, you know, again, maybe Grayscale is more uniquely positioned to offer than maybe other asset managers.

GRAHAM: That's amazing. And, um, you know, I would definitely trust you all to handle that better than I can do <laugh>, my Coinbase account with, you know, staking my ETHE and, you know, Solana and, and those sorts of things. So really looking forward to, to that and seeing how that product grows. And you mentioned, uh, the smart contract ecosystem and some of the underlying apps. We've got a great session later, um, with, um, two really cool, um, smart contract apps. One is, uh, uh, Groma and Agrotoken, both our, um, asset based stable coins, um, on Ethereum. So we'll look forward to that. I wanna talk about, um, branding and advertising. I'm seeing Grayscale ads everywhere. I'm, you know, watching NBA games or NFL games and buses and subways and yeah, just talk about, um, you know, your brand and how you're developing it.

SONNENSHEIN: Yeah. Um, well, that means we're doing something right, if, if you're noticing and more importantly you're remembering us, Michael. So, so thank you for that. Um, you know, Grayscale is a business that, you know, grew really organically over time, um, you know, over the last 10 years. And so it's really been through our own blood, sweat and tears and, and partnering with our investors and service providers, um, to build out our product offering and build our brand and make the expanding product suite actionable. Um, and so for us, one of the ways that we've organically grown our audiences has been through advertising, right? Um, we've wanted to ensure that, um, investors are, um, seeing and thinking about Grayscale when they're thinking about investing in crypto. Um, and we've really taken some, you know, kind of avant garde, um, kind of, uh, tactics to get in front of an ever expanding investor audience. And so, um, I can think back to a couple of milestones as a company. We were kind of the first crypto business to advertise in the New York Times, for example. I remember when that happened. Uh, we did a lot of work to, you know, ensure that crypto advertising was permissible on places like Google, um, and other platforms where advertising policies were more restrictive or prohibitive. But ultimately, um, you know, today being out in transit systems or in airports or on tv, um, that's because this is where investors are. They're traveling, they're watching financial news, they're watching sporting events, um, and, you know, crypto right now is just too topical. Um, especially with events like the halving coming up, especially with events like the presidential election coming up. Um, you know, this is on investors' minds and, um, we wanna, we wanna be right there along with them on that journey.

GRAHAM: Fantastic. And we have a minute left. I wanna give you a chance to talk about your culture. You know, a as a Grayscale customer myself, um, I, I'm really, uh, you know, encouraged by the integrity and the, and you know, the, the culture with which your, your firm operates. I feel like my money's very safe with you, but maybe talk about how important that is as we close up here.

SONNENSHEIN: Yeah, I mean, the company has been growing, um, in terms of headcount, product offerings, et cetera. And so when I think about leading the business, you know, culture and the culture we've developed collectively as a team, um, I think is, you know, very hard to beat when it comes to asset management or financial services. Um, our employees are strong communicators, they're very smart, they operate with high integrity. Um, and ultimately, um, we kind of leave ego at the door at Grayscale. Um, and when we do that, it allows our employees to really show up as their authentic selves and, and do their best work. Um, and that really has been key to our agility, our ability to move quickly, um, and our ability to really react in real time to the crypto market and to our investors and to our regulators. And so, um, we're really proud of the culture that we've built and, um, can, uh, continue to build as, as the company grows and scales from here.

GRAHAM: Fantastic. Michael, uh, thank you so much. As always, it was a pleasure to host you and thank you. Best luck going forward. We'll talk to you soon.

SONNENSHEIN: Thank you so much.

Grayscale Bitcoin Trust (BTC) (the “Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus (when available) if you request it by calling (833) 903 - 2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.